Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A

Registration in the Securities Registry No. 306

Santiago, July 5, 2022

Ms.

Solange Berstein Jáuregui

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O'Higgins 1449

Santiago

Ref.:	Main resolutions adopted at the Extraordinary Shareholders’ Meeting celebrated on this day.

Dear Madam:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following Material Fact of LATAM Airlines Group S.A. (“LATAM” or the “Company”), that in the Extraordinary Shareholders’ Meeting celebrated on this date (the “Meeting”), the following main resolutions were adopted:

1.	The issuance of three classes of convertible notes into shares of the Company (the “Convertible Notes”) for a total amount of US$9,493,269,524.

Pursuant to LATAM’s plan of reorganization (the "Plan of Reorganization") which was confirmed on June 18, 2022, by the Bankruptcy Court for the Southern District of New York which presides over the reorganization proceeding of the Company and certain of its direct and indirect affiliates under the rules of Chapter 11 of Title 11 of the United States Code, these Convertible Notes are illustratively referred to as the Class A Convertible Notes, Class B Convertible Notes and Class C Convertible Notes, notwithstanding the final denomination thereof at the time of issuance.

2.	To recognize, for the pertinent purposes, the decreases in capital stock effective as of June 12, 2018 -- by US$23,622,047.25, representing 1,500,000 shares of the compensation plan approved at the Extraordinary Shareholders' Meeting held on June 11, 2013 -- and as of August 19, 2019 -- by US$4,668,320, representing 466,832 shares of the capital increase approved at the Extraordinary Shareholders' Meeting held on August 18, 2016--, for not having been subscribed or paid within the maximum terms established for this purpose; and to state that the capital stock, as a result of the foregoing, amounts to US$3,146,265,152.04, divided into 606,407,693 shares, of one and the same series, with no par value, fully subscribed and paid.

3.	To increase the capital of the Company by US$10,293,269,524, through the issuance of 605,801,285,307 shares, all common, of one and the same series, without par value, of which: (a) US$9,493,269,524, represented by 531,991,409,513 new shares, to be destined to respond to the conversion of the Convertible Notes (the "Back-up Shares"); and (b) US$800,000,000, represented by 73,809,875,794 new shares, to be offered preferentially to the shareholders and, the unplaced balance, among the shareholders and/or third parties (the "New Common Stock").

4.	Approve a new text for the fifth and sole transitory articles of the bylaws, regarding the corporate capital, in order to reflect the resolutions adopted by virtue of the previous numbers; approve a new text of the second article, regarding the corporate domicile, to establish that this shall be the part of the province of Santiago over which the Santiago Commercial Registry has jurisdiction; and approve a new text for the fourth article, regarding the corporate purpose, in order to modify in part the order of the activities that compose said purpose.

5.	Approve a new text of LATAM's bylaws, which will fully replace the current one, which includes the amendments to the bylaws adopted under the previous number; and the other internal reforms that were indicated in detail in the notices of convocation and summons to the Meeting.

6.	To broadly empower the Board of Directors so that, within the framework of the resolutions adopted at the Meeting and in accordance with the provisions of the Plan of Reorganization, it may proceed with the issuance of the Convertible Notes, the Back-up Shares and the New Common Stock; negotiate, agree, subscribe and comply with the respective contract for the issuance of the Convertible Notes, as well as any amendment thereto; to fix the placement price of the New Common Stock, in accordance with the rule contained in the second paragraph of Article 23 of the Corporations Regulation; to carry out or arrange all the necessary formalities for the registration of the Convertible Bonds, the Back-up Shares and the New Common Stock in the Securities Registry kept by your Commission; so that, once the Convertible Notes and the New Common Stock have been registered, to resolve and carry out their placement, to represent the Company or arrange for its representation before all types of authorities, entities or persons; to resolve on the procedure for the conversion of the Convertible Notes, and the characteristics and conditions thereof; grant such powers of attorney as may be necessary or convenient to carry out all or part of the foregoing; and, in general, to resolve all situations, modalities, complements and details that may arise or be required in connection with the issuance and placement of the Convertible Notes, the Back-up Shares and the New Common Stock and other related matters approved at the Meeting.

The new capital structure considered in the Plan of Reorganization was approved by 99.82% of the shares in attendance or represented in the Meeting, which represent 82.17% of the total voting shares issued by LATAM.

Sincerely yours,

Juan Carlos Menció

Legal Vice President

LATAM Airlines Group S.A.

c.c.:	Bolsa de Comercio	- Santiago
	Bolsa Electrónica de Chile	- Santiago